Commission File Number: 0-25716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR   ☐Form N-CSR

For Period Ended:	August 1, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Finlay Enterprises, Inc.
Full Name of Registrant

Former Name if Applicable
529 Fifth Avenue
Address of Principal Executive Office (Street and number)
New York, NY 10017
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 5, 2009, Finlay Enterprises, Inc. (the “Company”) and Finlay Fine Jewelry Corporation (“Finlay Jewelry”), a wholly-owned subsidiary of the Company, filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”), Case Number 09-14873 (JMP) (the “Chapter 11 Cases”). The Company continues to operate its business as a “debtor-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court.

In addition, the Company has been actively marketing the sale of its businesses and assets to potential bidders pursuant to a competitive bidding process that has been approved by the Court.

The Company will also prepare for the Court, pursuant to the Bankruptcy Code, monthly operating reports (“MORs”) which will be filed as a matter of public record and will include financial disclosures. The MORs will also be filed with the Securities and Exchange Commission under Item 7.01 of Form 8-K.

Following the commencement of the Chapter 11 Cases, the Company’s management has been particularly strained by the considerable attention required for administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Consequently, the Company believes that it will not be in a position to file the Form 10-Q by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-Q. Such inability to file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Bruce E. Zurlnick	212	808-2832
(Name and Title)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).  ☒Yes ⁪ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒Yes ⁪ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company filed voluntary petitions for relief under chapter 11 of Title 11 of the Bankruptcy Code on August 5, 2009. Subsequent to the commencement of the Chapter 11 Cases, the Company has devoted its available resources to administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Currently, reasonable estimates of the results cannot be made due to the burdens these activities have imposed on the Company’s available management. Such inability could not have been eliminated by the Company without unreasonable effort or expense.

                    Finlay Enterprises, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 15, 2009	By:	/s/ Bruce E. Zurlnick
Bruce E. Zurlnick
Senior Vice President, Treasurer and Chief Financial Officer

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